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                        SECURTIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

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                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13 (e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 4)
                                (FINAL AMENDMENT)


                         AQUILA GAS PIPELINE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                              UTILICORP UNITED INC.
                            AQUILA ENERGY CORPORATION
                             AEC ACQUISITIONS, INC.*
                                    (BIDDERS)

                    COMMON STOCK, PAR VALUE OF $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    03839B10
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                 ROBERT K. GREEN
                      PRESIDENT AND CHIEF OPERATING OFFICER
                              UTILICORP UNITED INC.
                              20 WEST NINTH STREET
                           KANSAS CITY, MISSOURI 64105
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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                                    COPY TO:
                             DENNIS P. WILBERT, ESQ.
                            JEFFREY T. HAUGHEY, ESQ.
                       BLACKWELL SANDERS PEPER MARTIN LLP
                                2300 MAIN STREET
                           KANSAS CITY, MISSOURI 64108

* On May 14, 1999, AEC Acquisitions, Inc. merged with and into Aquila Gas Pipeline Corporation and, as a result of such merger, ceased to exist as a separate entity.
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

     AEC Acquisitions, Inc.,* a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Aquila"), which in turn is a wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("Parent"), Aquila and Parent hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") on April 9, 1999, as amended by Amendments No. 1, No. 2 and No. 3 thereto filed with the Commission on April 23, 1999, May 10, 1999, and May 14, 1999, respectively (as so amended, the "Schedule 13E-3"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3. The item numbers, captions and responses thereto set forth below are in accordance with the requirements of Schedule 13E-3.

ITEM 16. ADDITIONAL INFORMATION

          Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following information thereto:

          On May 21, 1999, in connection with the merger of Purchaser with and into the Company, a Notice of Merger and Appraisal Rights Available to Former Stockholders of the Company was mailed, together with a related Letter of Transmittal and other documents, to holders of record of Shares on May 14, 1999.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

               Item 17 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:

                    (d)(1) Notice of Merger and Appraisal Rights

                    (d)(2) Letter of Transmittal

                    (d)(3) Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9








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     * On May 14, 1999, AEC Acquisitions,  Inc. merged with and into the Company and, as a result of such merger, ceased to exist as a separate entity.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 26, 1999                UTILICORP UNITED INC.



                                    By:  /s/ Robert K. Green
                                    Name: Robert K. Green
                                    Title: President and Chief Operating Officer


                                    AQUILA ENERGY CORPORATION



                                    By:   /s/ Robert K. Green
                                    Name: Robert K. Green
                                    Title: Authorized Representative


                                    AEC AQUISITIONS, INC. *





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*    On May 14, 1999, AEC Acquisitions, Inc. merged with and into Aquila Gas
     Pipeline Corporation and, as a result of such merger, ceased to exist as a separate entity.






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              EXCERPT FROM RESOLUTIONS OF AQUILA ENERGY CORPORATION

     RESOLVED, that the proposal to offer to purchase all of the outstanding shares of common stock of Aquila Gas Pipeline Corporation not currently held by UtiliCorp United Inc. ("UCU") or affiliates of the UCU ("AQP Common Stock") at a price of $ 8.00 per share, and on substantially the terms and conditions presented to this meeting, with such modifications thereto as any of the following officers Authorized Representative (as defined below) shall deem to be necessary or desirable (the "Tender Offer") be, and the same hereby is, approved and authorized, and that the Chairman, President, any Vice-President or Assistant Vice President, the Secretary or the Treasurer of the Company, or Robert K. Green (the "Authorized Representative") be, and hereby are, authorized and directed to do all things deemed necessary or desirable to carry out the Tender Offer.

     RESOLVED FURTHER, that the aforementioned officers of the Company and the Authorized Representative be, and hereby are, authorized and empowered to prepare, execute, and file with the appropriate regulatory agencies, stock exchanges and other bodies, all forms, schedules, and other documents (including any and all amendments, exhibits, schedules, supplements, and other documents and papers) which any of such officers or the Authorized Representative deems necessary or desirable in connection with the Tender Offer, and to do such other acts and things which in the judgment of any of such officers or the Authorized Representative may be necessary or desirable in connection with the commencement, extension, or consummation of the Tender Offer.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     DESCRIPTION
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(d)(1)     Notice of Merger and Appraisal Rights

(d)(2)     Letter of Transmittal

(d)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9